PIZZA INN, INC.'S CEO REPAYS REMAINING LOAN BALANCE


THE COLONY, TEXAS -JUNE 11, 2004- PIZZA INN, INC. (NASDAQ:PZZI) announced today that Ronald W. Parker, the Company's President and Chief Executive Officer, repaid in full his outstanding loan to the Company, which had a current remaining balance of approximately $676,000. This loan originated from his purchase of Company stock through the exercise of stock options. The Company has no other outstanding loans to officers. The Company will use the proceeds to reduce its outstanding indebtedness under its existing revolving credit facility which balance is currently $1.2 million (before repayment).

Pizza Inn, Inc. is headquartered in The Colony, Texas, along with its distribution division, Norco Restaurant Distribution Services. Pizza Inn represents over 400 restaurants with annual sales of approximately $170 million.